ENDORSEMENTS
(Only we can endorse this contract.)

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Right to Obtain
a New
a New
Contract.-We refer in this contract to the right of a person insured under the contract, subject to certain conditions, to obtain a new contract from The Prudential Insurance Company of America. This right is guaranteed by a certification on file with the Commissioner of Insurance of Virginia.

Secretary

IPLI 73-821 Printed in U.S.A.